EXHIBIT 99.1


                             Clear Channel Announces
                            Stock Repurchase Program


San Antonio, Texas, September 10, 1998...Lowry Mays, Chairman and CEO of Clear Channel Communications, Inc., announced today that its Board of Directors has authorized the repurchase of up to $500 million of the Company's common stock. The stock repurchase program will be conducted over the next 12 months.

Clear Channel said it would repurchase its common stock, from time to time, through open market purchases or in negotiated private transactions. Clear Channel Communications will base its decisions on repurchases and their timing on such factors as the stock price, general economic and market conditions and the status of the Company's ongoing acquisition strategy. The repurchase program may be suspended or discontinued at any time.

Lowry Mays, Chairman and CEO of Clear Channel Communications declared "This action underscores our Board's optimism about the Company's continued success and commitment to the Company's future prospects. We believe the purchase of our common stock represents an attractive opportunity to benefit the long term interests of the Company and its shareholders."


Clear Channel Communications, Inc. is a global diversified media company. The Company operates, or is affiliated with, 441 radio stations, 18 television stations and approximately 200,000 outdoor advertising displays in 25 countries worldwide. The Company also owns 29% of Heftel Broadcasting Corporation
(NASDAQ:HBCCA), the largest Spanish-language radio broadcaster in the United States. The Company's stock is traded on the New York Stock Exchange under the symbol "CCU."

For further information contact: Houston Lane or Lanita Edwards at (210) 822-2828 All recent press releases are posted on the Company's website:
www.clearchannel.com If you would like to receive future press releases by E-mail, send your request to ledwards@clearchannel.com


This press release contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and
Section 21E of the Securities Exchange Act of 1934. Those statements appear in a number of places in this press release, and include statements regarding the intent, belief or current expectations of the Company. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors. Risks and uncertainties associated with the Company's acquisition activities include risks that: acquisition opportunities explored by the Company may be abandoned, investments will fail to perform in accordance with expectations and that analysis with respect to the cost associated with proposed acquisitions will prove inaccurate.